FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 29, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: March 29, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Amended and Restated Deposit Agreement dated September 29, 2000 and as amended November 27, 2006 between Advanced Semiconductor Engineering, Inc. (“ASE”), Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders that the Submission Period for the submission of shareholder proposals pursuant to the ROC Company Law in connection with the Company’s 2010 annual general shareholders’ meeting will begin on April 7, 2010 and end on April 16, 2010. Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two Business Days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 7, 2010 and April 14, 2010.  The 2010 annual general shareholders' meeting will be held on June 14, 2010 and the ADR Record Date in connection with this meeting is April 16, 2010.  For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).